==============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             -----------------

                                 FORM 11-K
                             -----------------

   [X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the fiscal year ended December 31, 2000

                                     OR

   [ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from _______________ to _____________


                       Commission file number: 1-6948


                      UNITED DOMINION INDUSTRIES, INC.
                              COMPASS PLAN FOR
                              HOURLY EMPLOYEES
                          700 Terrace Point Drive
                       Muskegon, Michigan 49443-3301

            (Full title of the plan and the address of the plan)



                              SPX CORPORATION
                          700 Terrace Point Drive
                       Muskegon, Michigan 49443-3301

        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)




==============================================================================

                      UNITED DOMINION INDUSTRIES, INC.
                     COMPASS PLAN FOR HOURLY EMPLOYEES

              Financial Statements and Supplemental Schedules

                         December 31, 2000 and 1999

                (With Independent Auditors' Report Thereon)

                        INDEPENDENT AUDITORS' REPORT


The Board of Directors
United Dominion Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of United Dominion Industries, Inc. Compass Plan for Hourly Employees (the Plan) as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of fonning an opinion on the basic financial statements taken as a whole. The supplemental schedules of
(1) assets held for investment purposes at end of year as of December 31, 2000, (2) reportable transactions for the year ended December 31, 2000, and
(3) nonexempt transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        /s/ KPMG LLP

July 13, 2001



                                                            2000                    1999
                                                     ---------------          ---------------

Assets:
Investments at contract value:
     Stable Capital Master Trust                 $        1,698,476               802,319
Investments at fair value:
     Pooled Company Stock Master Fund                       396,663               354,812
     Common trust and mutual funds                        7,770,591             5,627,451
     Participant Loans                                      696,351               244,630
                                                     ---------------          ---------------
               Total investments                         10,562,081             7,029,212
                                                     ---------------          ---------------

Receivables:
      Employee contributions                                 87,254                27,492
      Employer contributions                                 73,549                94,162
      Other                                                   2,289                  --
                                                     ---------------          ---------------
               Total receivables                            163,092               121,654
                                                     ---------------          ---------------

Cash and cash equivalents                                     3,532                 3,564
                                                     ---------------          ---------------

     Net assets available for benefits           $       10,728,705             7,154,430
                                                     ===============          ===============

See accompanying notes to the financial statements.


               UNITED DOMINION INDUSTRIES, INC.
               COMPASS PLAN FOR HOURLY EMPLOYEES

  Statements of Changes In Net Assets Available for Benefits

        For the Years Ended December 31, 2000 and 1999

                                                                    2000             1999
                                                            ------------------  ----------------

Additions to net assets:
------------------------
Investment income:
  Interest and dividends                                     $        742,579           374,410
  Realized gains, net (note 5)                                        537,409           127,659
  Unrealized (losses) gains, net (note 5)                          (2,482,183)          578,539
                                                                 ------------       -----------
                                                                   (1,202,195)        1,080,608
                                                                 ------------       -----------

Contributions:
  Employer                                                            152,130           160,365
  Employee                                                            992,178           989,871
                                                                 ------------       -----------
                                                                    1,144,308         1,150,236
                                                                 ------------       -----------

Net assets acquired from
  merged plans (note 1)                                             5,097,656                --
                                                                 ------------       -----------
          Total additions                                           5,039,769         2,230,844
                                                                 ------------       -----------

Deductions from net assets:
--------------------------
Distributions to participants                                         494,527           183,760
Net assets transferred to other plans (note 1)                        970,967                --
                                                                 ------------       -----------
           Total deductions                                         1,465,494           183,760
                                                                 ------------       -----------

Net increase                                                        3,574,275         2,047,084

Net assets available for benefits:
      Beginning of year                                             7,154,430         5,107,346
                                                                 ------------       -----------
      End of year                                              $   10,728,705         7,154,430
                                                                 ============       ===========

See accompanying notes to the financial statements.

                             UNITED DOMINION, INC.
                       COMPASS PLAN FOR HOURLY EMPLOYEES

                       Notes to the Financial Statements

                           December 31, 2000 and 1999

(1)  PLAN DESCRIPTION

     The United Dominion Industries, Inc. Compass Plan for Hourly Employees (the Plan) was established on January 1, 1996, is a defined contribution plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is offered on a voluntary basis to eligible union employees of United Dominion Industries, Inc. (the Company) except for those employees already covered by another Company sponsored defined contribution plan. Each eligible employee may become an active participant in the Plan immediately following his or her full employment with United Dominion Industries, Inc. Although the Company anticipates the Plan will continue indefinitely, it reserves the right to amend, suspend, or terminate the Plan in whole or in part at any time, providing that such an action does not retroactively reduce participant benefits earned.

     The Plan is administered by the Company's Pension Committee which is appointed by the Board of Directors of the Company.

     During 2000, the net assets of the Kelley Corporation 401(k) Plan ($5,058,941) were merged into the Plan. All requirements and restrictions for the Kelley participants are included within Amendment VI to the Compass Hourly Plan document. Other miscellaneous transfers into the Plan during 2000 amounted to $38,715.

     During 2000, the Company sold net assets of Lee Engineering. In connection with the divestiture, the net assets of $932,530, related to Lee Engineering employees, were transferred out of the Plan to the acquiring company. Other miscellaneous transfers out of the Plan during 2000 amounted to $38,437.

     Contributions to the Plan by employees are limited to 15% of an employee's annual before-tax compensation to a maximum of $10,500 and $10,000 for 2000 and 1999, respectively, indexed for inflation, and subject to certain discrimination tests prescribed by the Internal Revenue Code (the Code). In addition to these limitations, contributions by individuals who participate in both the Plan and a Company sponsored defined benefit plan are further restricted by
     Section 415(e) of the Code which limits the total contributions made by employees and by employers to qualified benefit plans on the employees' behalf. Participants in the Plan are at all times 100% vested in their Plan account balances and earnings related to their contributions. All matches are performance based and are at the discretion of the Company. Vesting for participants in the employer contributions and earnings occur at 25% per year, fully vesting after 4 years. Effective May 24, 2001, the participants are 100% vested in all employer contributions. Before-tax contributions and the earnings on both before and after tax contributions are not subject to income tax until such time as they are withdrawn from the Plan.

     Sections 401(k) and 401(m) of the Code limits the average percentage of compensation that can be contributed by or on behalf of highly paid employees (as defined in the Code) in relation to the average percentage of compensation contributed by or on behalf of all other eligible employees. There were no refunds for the 2000 and 1999 Plan year pursuant to these sections.

     Participants in the Plan are able to receive their vested employer contributions and/or their pre-tax contribution account balances in a lump sum or in installments in the event of death, disability, termination of employment, or retirement. In addition, participants are able to obtain their vested employer contributions and/or their pre-tax account balances if, subject to Company approval, they are able to demonstrate financial hardship, as defined by the Plan. A participant's application for hardship distribution of his or her vested employer contributions and/or pre-tax account balance can be made at any time; and, if approved, the Trustee will cause such a distribution to be paid within ninety days of the application.

     Participants in the Plan are offered the option of investing their account balances in any of the following nine funds (collectively referred to as the Nine Funds) for the period January 1, 1999 through December 31, 2000:

     a) UDI Stable Capital Fund invests in insurance contracts and stable value contracts;

     b)   Templeton Foreign Fund invests in common stocks;

     c) AXP Stock Fund invests in common stocks (replaced by Dreyfus Founders Balanced Fund in September 1999);

     d) United Dominion Company Pooled Stock Fund invests in United Dominion Industries Limited Common Stock;

     e)   AXP New Dimensions Fund invests in common stocks;

     f) AXP Mutual Fund Balanced invests in common stocks (replaced by American Century Income and Growth Fund in September 1999);

     g) AXP Selective Fund invests in investment grade corporate bonds and U.S. Government Securities;

     h) Equity Index I Fund invests in the American Express Trust Equity Index Base Fund; and

     i)   AIM Constellation Fund invests in common stocks.

     A participant in the Plan can borrow from the Plan an amount not to exceed (1) 50% of the vested balance in the participant's account if the account balance is less than $100,000 or (2) $50,000 if the account balance is equal to or greater than $100,000. A participant must have a minimum vested balance of $2,000 to be eligible for a loan. The loans are secured by the balance in the participant's account and bear interest at rates that range from 8 1/2 percent to 10 1/2 percent. Principal and interest is paid ratably through weekly payroll deductions. The term of the loan may not exceed five years unless the loan is used in the purchase of a primary residence, in which case the term may be for up to 20 years.

     During 1999, the Plan discontinued contributions within the AXP Stock and Mutual Funds. These two funds were replaced by the Dreyfus Founders Balanced Fund and the American Century Income and Growth Fund, respectively. All contributions to the AXP Stock and Mutual Funds have been directed to the new funds. Existing account balances within the AXP Stock and Mutual Funds were transferred to the Dreyfus Founders Balanced and American Century Growth and Income Funds during March 2000.

     Participants in the Plan are able to direct both existing account balances as well as future contributions to any one of the Nine Funds. Allocations among the Nine Funds must be in multiples of 1% and can be changed on a daily basis. The nine investment funds are valued daily.

     The Company has a trust agreement with the Trustee for the United Dominion Industries Trust - Defined Contribution (the Trust); all assets of the Plan are maintained within the Trust in investment accounts for the sole benefit of the Plan, except the UDI Stable Capital Fund and the United Dominion Company Pooled Stock Fund. The assets of the UDI Stable Capital Fund and the United Dominion Company Pooled Stock Fund are each in master trusts which were established for the investments of assets of the United Dominion Industries employee benefit plans. Each participating savings plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by American Express Trust Company. At December 31, 2000 and 1999, the Plan's interest in the net assets of the UDI Stable Capital Fund Master Trust was approximately 3% and 1%, respectively. At December 31, 2000 and 1999, the Plan's interest in the net assets of the United Dominion Pooled Company Stock Fund was approximately 11% and 8%, respectively. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

     The following table presents the fair values of investments and investment income of the Master Trusts as of and for the years ended December 31, 2000 and 1999:

                                                2000                1999
                                            -------------      ------------
UDI STABLE CAPITAL MASTER TRUST
  Investments at fair value
    Money Market                            $   1,004,929         3,335,491
    Common Trust and Mutual Funds              14,878,805        14,569,225
  Investments at contract value
    Guaranteed Interest Contracts              44,282,437        40,669,743
                                            -------------      ------------

                                            $  60,166,171        58,574,459
                                            =============      ============

  Investment income:
    Net appreciation in fair value
     of investments:
     Common Trust and Mutual Funds          $     939,580           854,112
  Interest                                      2,516,222         2,373,625
                                            -------------      ------------

          Investment income                 $   3,455,802         3,227,737
                                            =============      ============

UNITED DOMINION COMPANY POOLED
  STOCK MASTER TRUST                            2000                1999
 Investments at fair value:
   Money Market                             $      73,279             125,088
   United Dominion Industries Limited
    Common Stock                                3,545,063           4,403,254
                                            -------------      --------------

                                            $   3,619,342           4,528,342
                                            =============      ==============

Investment income:
  Net depreciation in fair value
    of investments:
    Common stock                               (1,617,154)            (13,288)
  Interest and dividends                           90,453              73,648
                                            -------------      --------------

             Investment income (loss)       $  (1,526,701)             60,360
                                            =============      ==============

The Trustee and investment managers/companies have some discretion as to the investment and reinvestment of the assets of the Trust within the guidelines mutually agreed upon between them and the Company for that portion of the Trust's assets for which each has responsibility. The terms and conditions of appointment, authority, and retention of the investment managers/companies is the sole responsibility of the Company. All withdrawal payments are made by the Trustee.

Eligible employees participating in the Plan totaled 665 and 533 as of December 31, 2000 and 1999, respectively. The number of participants in each fund was as follows:

                                    DECEMBER 31, 2000      DECEMBER 31, 1999
                                  --------------------    --------------------

UDI Stable Capital Fund                    182                   166
Templeton Foreign Fund                     123                   121
AXP Stock Fund                              --                   122
United Dominion Company
 Pooled Stock Fund                         103                   134
AXP New Dimensions Fund                    337                   307
AXP Mutual Fund Balanced                    --                   223
AXP Selective Fund                         105                    95
Equity Index I Fund                        165                   171
AIM Constellation Fund                     236                   154
American Century Income
 and Growth Fund                           100                   101
Dreyfus Founders Balanced Fund             214                   160

The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one Fund.

Investment income, realized gains and losses, and unrealized appreciation and depreciation are allocated proportionally to participant accounts based on each account's investment in each of the respective Funds.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following accounting policies are followed by the Trust. Unless otherwise noted, the Plan's accounting policies are the same as the
     Trust's:

     (a)  CASH AND CASH EQUIVALENTS

          The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

     (b)  INVESTMENTS

          Investments in common shares of United Dominion Industries Limited (Pooled Company Stock Fund) are valued at the last published sales price on December 31. Mutual funds and all common trust funds are valued at the net asset values quoted by the Funds' sponsors on December 31. Guaranteed investment contracts included in the Stable Capital Fund are valued at contract value, (which represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits), because the contracts are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The interest rates range from 5.66% to 8.01%.


     (c)  DIVIDEND AND INTEREST INCOME

          Dividend and interest income is recorded on an accrual basis. The United Dominion Pooled Company Stock Fund received $0.42 and $0.36 per share (US) cash dividend in 2000 and 1999, respectively.

     (d)  SECURITY TRANSACTIONS

          Purchases and sales of securities are recorded on a trade date basis. An average cost basis is used to determine gains or losses on security dispositions.

     (e)  INCOME TAX STATUS

          The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Code, and the related Trust is exempt from federal income tax under Section 501(a) of the Code.

          The Plan obtained a determination letter on April 28, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     (f)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     (g)  DISTRIBUTIONS

          Distributions to participants are recorded when paid.

     (h)  INVESTMENT VALUATION AND INCOME RECOGNITION

          Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. All company assets are presented at fair value or approximate fair value.


(3)  ADMINISTRATIVE EXPENSES

     The  Company  pays  all   administrative   expenses   associated  with
     sponsorship of the Plan.

(4)  SUCCESSOR TO OTHER PLANS

     Since the January 1, 1996 introduction of the Plan, the Company has tried, wherever possible, to substitute it for other defined contribution plans for union employees sponsored by United Dominion Industries.

(5)  NET REALIZED GAINS (LOSSES) AND UNREALIZED APPRECIATION (DEPRECIATION)

     The net realized gains (losses) for the years ended December 31, 2000 and 1999 were as follows:

                                                                                    TEMPLETON
                                               UDI STABLE                            FOREIGN
                                              CAPITAL FUND                             FUND
                                      --------------------------------   ---------------------------------

                                          2000              1999              2000             1999
                                      --------------   ---------------   ---------------  ----------------


       Number of shares sold
          or transferred                    49,313           16,126            21,086            4,144

       Market value of
          shares sold or
          transferred               $      670,307          208,613           216,082           42,272

       Cost of shares sold
          or transferred                   593,273          176,420           202,598           44,415
                                      --------------   ---------------   ---------------  ----------------

       Realized gains (losses)
          on sale or transfer
          of shares                 $       77,034           32,193            13,484           (2,143)
                                      ==============   ===============   ===============  ================

                                                                                 UNITED DOMINION
                                                 AXP STOCK                        COMPANY POOLED
                                                   FUND                             STOCK FUND
                                      --------------------------------   ---------------------------------

                                          2000              1999              2000             1999
                                      --------------   ---------------   ---------------  ----------------

       Number of shares sold
          or transferred                    14,610            2,641            62,546           12,455

       Market value of
          shares sold or
          transferred               $      419,123           71,548           586,102          139,471

       Cost of shares sold
          or transferred                   380,758           67,198           595,218          132,668
                                      --------------   ---------------   ---------------  ----------------

       Realized gains (losses)
          on sale or transfer
          of shares                 $       38,365            4,350            (9,116)           6,803
                                      ==============   ===============   ===============  ================



                                                  AXP NEW                           AXP MUTUAL
                                                DIMENSIONS                            FUND
                                                   FUND                              BALANCED
                                      --------------------------------   ---------------------------------

                                          2000              1999              2000             1999
                                      --------------   ---------------   ---------------  ----------------

       Number of shares sold
          or transferred                    23,098            3,901             92,030           10,844

       Market value of
          shares sold or
          transferred               $      806,297          122,998          1,157,385          145,459

       Cost of shares sold
          or transferred                   492,021           82,065          1,253,236          150,872
                                      --------------   ---------------   ---------------  ----------------

       Realized gains (losses)
          on sale or transfer
          of shares                 $      314,276           40,933            (95,851)          (5,413)
                                      ==============   ===============   ===============  ================

                                            AXP SELECTIVE                        EQUITY INDEX I
                                               FUND                                    FUND
                                    --------------------------------   ---------------------------------

                                         2000             1999              2000              1999
                                    ---------------   --------------   ----------------  ---------------

       Number of shares sold
         or transferred                   12,921            12,362             7,149             3,998

       Market value of
         shares sold or
         transferred              $      109,517           112,263           296,416           144,322

       Cost of shares sold
         or transferred                  119,501           112,957           211,258           102,403
                                    ---------------   --------------   ----------------  ---------------

       Realized gains (losses)
         on sale or transfer
         of shares                $       (9,984)             (694)           85,158            41,919
                                    ===============   ==============   ================  ===============




                                           AIM                    AMERICAN CENTURY                 DREYFUS
                                      CONSTELLATION              INCOME AND GROWTH                 FOUNDERS
                                          FUND                          FUND                    BALANCED FUND
                               ----------------------------   -------------------------   ---------------------------

                                  2000            1999           2000          1999           2000           1999
                               ------------   -------------   ------------  -----------   --------------  -----------

Number of shares sold
    or transferred                   16,562          1,869          7,402            5          37,508         1,188

Market value of
    shares sold or
    transferred              $      675,272         61,246        238,175          149         386,428        13,879

Cost of shares sold
    or transferred                  518,875         51,181        242,888          151         414,069        14,231
                               ------------   -------------   ------------  -----------   --------------  -----------

Realized gains (losses)
    on sale or transfer
    of shares                $      156,397         10,065         (4,713)          (2)        (27,641)         (352)
                               ============   =============   ============  ===========   ==============  ===========

   The cumulative net unrealized appreciation (depreciation) of investments as of December 31, 2000 and 1999 was as follows:

                                                                                        UNITED
                                          UDI                                          DOMINION
                                         STABLE         TEMPLETON          AXP          COMPANY          AXP NEW
                                        CAPITAL          FOREIGN          STOCK          POOLED        DIMENSIONS
                                          FUND            FUND            FUND           STOCK            FUND
                                      -------------  ---------------  -------------  -------------   --------------

Unrealized (depreciation)
    appreciation at
    December 31, 1998              $      50,420          (25,525)         14,391       (39,750)           255,543

Unrealized (depreciation)
    appreciation at
    December 31, 1999                      61,154          38,945          23,108       (36,623)           591,902
                                      -------------  ---------------  -------------  -------------   --------------

Unrealized appreciation
    for the year ended
    December 31, 1999              $       10,734          64,470           8,717         3,127            336,359
                                      =============  ===============  =============  =============   ==============

Unrealized (depreciation)
    appreciation at
    December 31, 1999                      61,154          38,945          23,108       (36,623)           591,902

Unrealized (depreciation)
    appreciation at
    December 31, 2000                      46,978          (7,836)             --       (99,054)          (451,082)
                                      -------------  ---------------  -------------  -------------   --------------

Unrealized depreciation
    for the year ended
    December 31, 2000              $      (14,176)        (46,781)        (23,108)      (62,431)        (1,042,984)
                                      =============  ===============  =============  =============   ==============



                                                                                                       AMERICAN
                                                                                                        CENTURY        DREYFUS
                                      AXP MUTUAL         AXP           EQUITY                          GROWTH &       FOUNDERS
                                         FUND         SELECTIVE       INDEX I            AIM            INCOME        BALANCED
                                       BALANCED          FUND           FUND        CONSTELLATION        FUND           FUND
                                     --------------  -------------  -------------  ----------------  --------------  ------------

Unrealized (depreciation)
    appreciation at
    December 31, 1998                      (63,336)         1,798        86,342            22,139              --              --

Unrealized (depreciation)
    appreciation at
    December 31, 1999                      (85,409)       (13,396)      146,444           152,523           6,661          (4,749)
                                     --------------  -------------  -------------  ----------------  --------------  ------------

Unrealized (depreciation)
    appreciation for the year
    ended December 31, 1999        $       (22,073)       (15,194)       60,102           130,385           6,661          (4,749)
                                     ==============  =============  =============  ================  ==============  ============

Unrealized (depreciation)
    appreciation at
    December 31, 1999                      (85,409)       (13,396)      146,444           152,524           6,661         (4,749)

Unrealized (depreciation)
    appreciation at
    December 31, 2000                           --          9,034        (8,569)         (811,734)        (29,222)       (250,138)
                                     --------------  -------------  -------------  ----------------  --------------  ------------

Unrealized (depreciation)
    appreciation for the year
    ended December 31, 2000        $        85,409         22,430      (155,013)         (964,257)        (35,883)       (245,389)
                                     ==============  =============  =============  ================  ==============  ============

(6)  DEPARTMENT OF LABOR'S FORM 5500

     The Department of Labor's Form 5500 requires separate disclosure of the amount of realized gains and losses, and the instructions to Form 5500 specify that the amount is to be calculated as the difference between the proceeds of assets sold during the year and the fair value of those assets at the beginning of the year. These financial statements have been prepared in accordance with generally accepted accounting principles which bases the calculation of realized gains and losses on historical cost values. For Form 5500 disclosure purposes, these amounts for the year ended December 31, 2000 and 1999 are as follows:



                                                                                UNITED
                                    UDI                                        DOMINION                               AXP
                                   STABLE        TEMPLETON         AXP          COMPANY          AXP NEW             MUTUAL
                                  CAPITAL         FOREIGN         STOCK         POOLED          DIMENSIONS            FUND
                                    FUND           FUND           FUND         STOCK FUND           FUND            BALANCED
                                 -----------   --------------  ------------  ----------------  ---------------   ---------------

2000
Realized gains (losses)       $       11,964        (14,414)       15,273            26,589          (33,225)          (10,171)
Unrealized gains (losses)             50,891        (18,263)           --           (97,740)        (695,480)               --
                                 -----------   --------------  ------------  ----------------  ---------------   ---------------
                              $       62,855        (32,677)       15,273           (71,151)        (728,705)          (10,171)
                                 ===========   ==============  ============  ================  ===============   ===============


                                                                                    AMERICAN
                                                                                    CENTURY         DREYFUS
                                      AXP          EQUITY            AIM            GROWTH &        FOUNDERS
                                   SELECTIVE      INDEX I       CONSTELLATION        INCOME         BALANCED
                                     FUND           FUND             FUND             FUND            FUND
                                 --------------  -----------   -----------------  --------------  --------------
2000
Realized gains (losses)       $            16        (4,542)          (50,262)         (12,383)        (24,892)
Unrealized gains (losses)              12,423       (65,148)         (757,618)         (28,167)       (248,088)
                                 --------------  -----------   -----------------  --------------  --------------
                              $        12,439       (69,690)         (807,880)         (40,550)       (272,980)
                                 ==============  ===========   =================  ==============  ==============



                                    UDI                                      UNITED DOMINION
                                   STABLE        TEMPLETON         AXP           COMPANY          AXP NEW          AXP MUTUAL
                                  CAPITAL         FOREIGN         STOCK          POOLED          DIMENSIONS           FUND
                                    FUND           FUND           FUND         STOCK FUND           FUND            BALANCED
                                 -----------   --------------  ------------  ----------------  ---------------   ---------------

1999
Realized gains (losses)       $        6,147          5,907           875            19,838            9,364             3,920
Unrealized gains (losses)             36,780         56,444        12,216            (9,907)         367,645           (31,369)
                                 -----------   --------------  ------------  ----------------  ---------------   ---------------
                              $       42,927         62,351        13,091             9,931          377,009           (27,449)
                                 ===========   ==============  ============  ================  ===============   ===============


                                                                                    AMERICAN
                                                                                     CENTURY         DREYFUS
                                      AXP          EQUITY            AIM            GROWTH &        FOUNDERS
                                   SELECTIVE      INDEX I       CONSTELLATION        INCOME         BALANCED
                                     FUND           FUND             FUND             FUND            FUND
                                 --------------  -----------   -----------------  --------------  --------------
1999
Realized gains (losses)       $        (2,122)        3,590             3,881               (3)           (304)
Unrealized gains (losses)             (13,759)       98,436           136,569            6,661          (4,796)
                                 --------------  -----------   -----------------  --------------  --------------
                              $       (15,881)      102,026           140,450            6,658          (5,100)
                                 ==============  ===========   =================  ==============  ==============

(7)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of a fund managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the plan for the period January 1, 1999 through December 31, 2000, therefore, these transactions qualify as party-in-interest.

(8)  NONEXEMPT TRANSACTIONS

     Included in employee contributions receivable at December 31, 2000 are participant contribution withholdings of $23,039 that were not remitted to the Plan and credited to the participants' accounts until 2001. These contribution withholdings were not remitted to the Plan within fifteen business days, therefore, these transactions qualify as nonexempt. The Company identified the affected participants and has remitted or will remit to the Plan the appropriate amounts. The Company also intends to reimburse the Plan for lost earnings.

(9)  INVESTMENTS

     Investments that represent 5 percent or more of the Plan's net assets at December 31, 2000 and 1999 are separately identified as follows:

                                                               2000                1999
                                                          ----------------    ----------------

     UDI Stable Capital Fund                        $       1,698,476             802,319
     AXP Stock Fund                                                --             403,284
     AXP New Dimensions Fund                                2,950,280           2,173,953
     AXP Mutual Fund Balanced                                      --           1,161,308
     AETC - Collective Equity Index I Fund                    618,327             662,896
     AIM Constellation Fund                                 1,708,314             624,716
     Dreyfus Founders Balanced Fund                         1,331,355              55,298
     Loan Fund                                                696,351             244,630
     Other                                                  1,558,978             900,808
                                                          ----------------    ----------------

                                                    $      10,562,081           7,029,212
                                                          ================    ================

(10) SUBSEQUENT EVENTS

     Effective May 24, 2001, SPX Corporation acquired all the shares of United Dominion Industries Limited, the ultimate parent of United Dominion Industries, Inc.

     The Door division of the Company was sold in June, 2001. The tentative date for the transfer of the net assets of the division's participants is September, 2001. The total amount of the transfer is anticipated to be approximately $56,000.



                                                                                                                SCHEDULE 1
                                      UNITED DOMINION INDUSTRIES, INC.
                                     COMPASS PLAN FOR HOURLY EMPLOYEES

                       Schedule of Assets Held For Investment Purposes at End of Year

                                             December 31, 2000

                                                  DESCRIPTION               COST OF
            IDENTITY OF ISSUE                    OF INVESTMENT            ACQUISITION          CURRENT VALUE
------------------------------------------  ------------------------   -------------------   -------------------

*UDI Stable Capital Fund                        120,974 Shares      $          1,651,498              1,698,476

*Templeton Foreign Fund                          43,388 Shares                   456,471                448,634

*UDI Pooled Company Stock Fund                   68,378 Shares                   495,717                396,663

*AXP New Dimensions Fund                        101,524 Shares                 3,401,361              2,950,280

*AXP Selective Fund                              53,390 Shares                   457,588                466,628

*AETC - Collective Equity
     Index I Fund                                16,143 Shares                   626,897                618,327

*AIM Constellation Fund                          59,050 Shares                 2,520,050              1,708,314

*American Century Income and
    Growth Fund                                  8,186 Shares                    276,275                247,053

*Dreyfus Founders Balanced Fund                 144,399 Shares                 1,581,493              1,331,355

  Loan Fund                                    Participant Loans
                                              Rate: 8.5% to 10.5%
                                              Various Maturities                 696,350                696,351
                                                                       -------------------   -------------------

                                                                    $         12,163,700             10,562,081
                                                                       ===================   ===================


*Party-in-interest


                                                                                                                SCHEDULE 2
                                        UNITED DOMINION INDUSTRIES, INC.
                                        COMPASS PLAN FOR HOURLY EMPLOYEES

                                      Schedule Of Reportable Transactions

                                      For the Year Ended December 31, 2000



                                              DESCRIPTION        PURCHASE         SELLING         COST OF           NET
           IDENTITY OF ISSUE                   OF ASSETS           PRICE           PRICE          ASSETS        GAIN (LOSS)
-----------------------------------------   ----------------   --------------   -------------   ------------   ---------------

American Express Trust Company
UDI Stable Capital Fund                      62,620 units            856,787             --             --             --
                                             49,313 units                 --        670,307        593,273          77,034

UDI Pooled Company Stock Fund                92,619 units            698,968             --             --             --
                                             62,546 units                 --        586,102        595,218          (9,116)

AXP New Dimensions Fund                      26,127 units            848,606             --             --             --
     Class Y                                 23,098 units                 --        806,297        492,021         314,276

AXP Mutual Fund Balanced                        516 units              6,508             --             --             --
     Class Y                                 92,030 units                 --      1,157,385      1,253,236         (95,851)

Dreyfus Founders Balanced Fund              105,609 units          1,155,081             --             --             --
      Class F                                37,508 units                 --        386,428        414,069         (27,641)

American Century Income and                  13,307 units            448,150             --             --             --
      Growth Fund                             7,402 units                 --        238,175        242,888          (4,713)

AETC-Collective Equity Index I                3,607 units            148,987             --             --             --
     Fund                                     7,149 units                 --        296,416        211,258          85,158

AXP Stock Fund Class Y                           19 units                553             --             --             --
                                             14,610 units                 --        419,123        380,758          38,365

AIM Constellation Fund                       35,215 units          1,356,150             --             --             --
                                             16,562 units                 --        675,272        518,875         156,397

Loan Fund                                   398,905 units            398,905             --             --
                                            131,944 units                 --        131,944        131,944             --


Note: The transactions set forth herein are those which individually or in the aggregate, by investment, involve an amount in excess of five percent ($357,722) of the fair value of the plan assets ($7,154,430) at the beginning of the plan year.


                                                                                                                SCHEDULE 3

                                           UNITED DOMINION INDUSTRIES, INC
                                          COMPASS PLAN FOR HOURLY EMPLOYEES


                                          Schedule of Nonexempt Transactions

                                             Year Ended December 31, 2000



        IDENTITY OF PARTY              RELATIONSHIP                    DESCRIPTION                        PURCHASE
            INVOLVED*                   TO THE PLAN                  OF TRANSACTION                        PRICE
--------------------------------------------------------------------------------------------------    -----------------

Waukesha Cherry - Burrell          Employer             Participant contribution not remitted
                                                        to plan within 15 day limit                $               224
Kelly                              Employer             Participant contribution not remitted
                                                        to plan within 15 day limit                $             6,326




*Subsidiaries of United Dominion Industries, Inc.

                                 SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 UNITED DOMINION INDUSTRIES, INC.
                                 COMPASS PLAN FOR
                                 HOURLY EMPLOYEES

                                 By:  United Dominion Industries, Inc.
                                      Management Pension Committee


 Date:  July 17, 2001                 By:    /s/  Patrick J. O'Leary
                                            ------------------------
                                            Patrick J. O'Leary



                                      By:   /s/  Christopher J. Kearney
                                            ----------------------------
                                            Christopher J. Kearney

                               EXHIBIT INDEX

Exhibit No.                  Document
-----------                  ---------------------------------------

   23                        Consent of KPMG LLP